Exhibit 99.4

RISK FACTORS

Risks Related to Our Business and the Development and Commercialization of Our Product Candidates

All of our product candidates are in preclinical or clinical development. Drug development is expensive, time consuming and uncertain, and we may ultimately not be able to obtain regulatory approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, national competent authorities in Europe, including the Paul-Ehrlich-Institut, or PEI, and other non-U.S. regulatory authorities, which establish regulations that differ from country to country. We are not permitted to market our product candidates in the United States or in other countries until we receive approval of a Biologics License Application, or BLA, from the FDA or marketing approval from applicable regulatory authorities outside the United States. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any of our product candidates. We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA or the European Commission. Obtaining approval of a BLA or a Marketing Authorization Application can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA, EMA and other non-U.S. regulatory requirements may, either before or after product approval, if any, subject our company to administrative or judicially imposed sanctions, including:

▪	restrictions on our ability to conduct clinical trials, including full or partial clinical holds, or other regulatory objections to, ongoing or planned trials;

▪	restrictions on the products, manufacturers or manufacturing process;

▪	warning letters;

▪	civil and criminal penalties;

▪	injunctions;

▪	suspension or withdrawal of regulatory approvals;

▪	product seizures, detentions or import bans;

▪	voluntary or mandatory product recalls and publicity requirements;

▪	total or partial suspension of production;

▪	imposition of restrictions on operations, including costly new manufacturing requirements; and

▪	refusal to approve pending BLAs or supplements to approved BLAs in the United States and refusal to approve marketing research approvals in other jurisdictions.

The FDA, the EMA and other non-U.S. regulatory authorities also have substantial discretion in the drug approval process. The number of preclinical studies and clinical trials that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular drug candidate. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

▪	a product candidate may not be deemed safe or effective;

▪	the results may not confirm the positive results from earlier preclinical studies or clinical trials;

▪	regulatory agencies may not find the data from preclinical studies and clinical trials sufficient or well-controlled;

▪	regulatory agencies might not approve or might require changes to our manufacturing processes or facilities; or

▪	regulatory agencies may change their approval policies or adopt new regulations.

Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our share price. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. These limitations may limit the size of the market for the product.

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier trials may not be predictive of future trial results. If clinical trials of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all.

We have no history of conducting large-scale or pivotal clinical trials or commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

Our operations to date have been limited to financing and staffing our company, developing our technology and developing AFM13, AFM11 and our other product candidates. We have not yet demonstrated an ability successfully to complete a large-scale or pivotal clinical trial, obtain marketing approval, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

If clinical trials for our product candidates are prolonged, delayed or stopped, we may be unable to obtain regulatory approval and commercialize our product candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any product revenue.

There have been significant developments in the highly dynamic field of immuno-oncology such as the potential earlier availability of product candidates or earlier approval of drugs for the same indications as our product candidates. For example, in the past, this has occurred with Blincyto in acute lymphocytic leukemia, or ALL, and with anti-PD-1 antibodies in Hodgkin Lymphoma, or HL, resulting in delays in clinical trial initiation for our phase 1 trial of AFM11 in ALL and for our phase 2a Investigator Sponsored Trial, or IST, of AFM13 in HL. In addition, certain clinical trials in which we are involved and which are testing our product candidates are sponsored by academic sites, known as ISTs. By definition, the financing, design, and conduct of such studies is under the sole responsibility of the respective sponsor. Therefore, we have limited control over these studies and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the status of trial initiation and patient recruitment, changes to trial design and clinical trial results.

A phase 2a clinical trial of AFM13 in patients with HL, started recruitment in the second quarter of 2015. Due to delays in opening trial sites and the availability of anti PD-1 antibodies for the treatment of relapsed/refractory HL patients, we have experienced slower recruitment into the study than anticipated. We are working with the sponsor to revise the study protocol, although the study remains open and recruiting. In addition, we had been supporting an investigator-sponsored phase 1b/2a clinical trial of AFM13 in patients with CD30+ lymphoma to be conducted by Columbia University for which Columbia submitted an IND to the FDA that has since become effective. Following a delay in initiation, we are now

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planning to conduct a Company-sponsored trial of AFM13 in patients with CD30+ lymphoma which integrates translational aspects of the previously planned phase 1b/2a clinical trial.

Furthermore, we have initiated a phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL. Recruitment into the study has been slower than expected. We have opened new trial sites, but study timelines have been pushed back. A phase 1 clinical trial of AFM11 in patients ALL, commenced in the third quarter of 2016 and has enrolled its first patient.

The commencement of planned clinical trials could be substantially delayed or prevented by several factors, including:

▪	further discussions with the FDA, the EMA, the PEI or other regulatory agencies regarding the scope or design of our clinical trials;

▪	the limited number of, and competition for, suitable sites to conduct our clinical trials, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as our product candidates;

▪	approval of drugs for the same indications as our product candidates

▪	any delay or failure to obtain regulatory approval or agreement to commence a clinical trial in any of the countries where enrollment is planned;

▪	inability to obtain sufficient funds required for a clinical trial;

▪	clinical holds on, or other regulatory objections to, a new or ongoing clinical trial;

▪	delay or failure in the testing, validation, manufacture and delivery of sufficient supplies of product candidate for our clinical trials;

▪	delay or failure to reach agreement on acceptable clinical trial agreement terms with prospective sites or clinical research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different sites or CROs; and

▪	delay or failure to obtain institutional review board, or IRB, or ethics committee approval to conduct a clinical trial at a prospective site.

The completion of our clinical trials has been and could in the future be substantially delayed or prevented by several factors, including:

▪	slower than expected rates of patient recruitment and enrollment, due to factors including, but not limited to, the availability of other drugs to treat potential patients, the unwillingness of patients to participate in low-dose groups of dose-ranging studies and lack of recruitment by clinical trial sites;

▪	delays relating to adding new clinical trial sites;

▪	failure of patients to complete the clinical trial or return for post-treatment follow-up;unforeseen safety issues, including severe or unexpected drug-related adverse effects experienced by patients, including possible deaths;

▪	lack of efficacy during clinical trials;

▪	errors in trial design or conduct;

▪	termination of our clinical trials by one or more clinical trial sites;

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inability or unwillingness of patients or clinical investigators to follow our clinical trial protocols, including clinical investigators’ failure to comply with our clinical trial protocols without our notice;

▪	inability to monitor patients adequately during or after treatment by us and/or our CROs; and

▪	the need to repeat or terminate clinical trials as a result of inconclusive or negative results or unforeseen complications in testing.

Changes in regulatory requirements and guidance as well as changes in the competitive environment may also occur and we may need to significantly amend clinical trial protocols or submit new clinical trial protocols to reflect these changes with appropriate regulatory authorities. Amendments may require us to renegotiate terms with CROs or resubmit clinical trial protocols to IRBs or ethics committees for re-examination, which may impact the costs, timing or successful completion of a clinical trial.

Our clinical trials may be suspended or terminated at any time by the FDA, the PEI, other regulatory authorities, the IRB or ethics committee overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site, or us, due to a number of factors, including:

▪	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

▪	unforeseen safety issues or any determination that a clinical trial presents unacceptable health risks;

▪	lack of adequate funding to continue the clinical trial due to unforeseen costs or other business decisions; and

▪	upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future collaborators that have responsibility for the clinical development of any of our product candidates.

Our product development costs will increase if we experience delays in clinical trials or marketing approvals or if we are required to conduct additional clinical trials or other testing of our product candidates. We may be required to obtain additional funds to complete such clinical trials. We cannot assure you that our clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our trials after they have begun. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates, which may harm our business and results of operations.

Any failure or significant delay in completing clinical trials for our product candidates would adversely affect our ability to obtain regulatory approval and our commercial prospects and ability to generate product revenue will be diminished.

The results of previous clinical trials may not be predictive of future results, our progress in trials for one product candidate may not be indicative of progress in trials for other product candidates and the results of our current and planned clinical trials may not satisfy the requirements of the FDA, the EMA or other non-U.S. regulatory authorities.

We currently have no products approved for sale and we cannot guarantee that we will ever have marketable products. Clinical failure can occur at any stage of clinical development. Clinical trials may produce negative or inconclusive results, and we or any of our current and future collaborators may decide, or regulators may require us, to conduct additional clinical or preclinical testing. We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their

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commercial sale. Success in early clinical trials does not mean that future larger registration clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and non-U.S. regulatory authorities despite having progressed through initial clinical trials. Product candidates that have shown promising results in early clinical trials may still suffer significant setbacks in subsequent registration clinical trials. Similarly, the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Progress in trials of one product candidate does not indicate that we will make similar progress in additional trials for that product candidate or in trials for our other product candidates. A number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials.

In addition, the design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We may be unable to design and execute a clinical trial to support regulatory approval.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any phase 2, phase 3 or other clinical trials we or any of our collaborators may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

Further, our product candidates may not be approved even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA, the EMA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from preclinical studies and clinical trials. For example, the FDA has communicated to us that it may require us to conduct an additional dose-response trial with respect to AFM13 prior to the entry into pivotal studies, depending on data we have generated with AFM13 at that point in time. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a clinical trial. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA, the EMA or other non-U.S. regulatory authorities may not accept the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

We use new technologies in the development of our product candidates and the FDA and other regulatory authorities have not approved products that utilize these technologies.

Our product candidates in development are based on new technologies, such as NK-cell TandAbs, T-cell TandAbs and Trispecific Abs. The approval of our product candidates is less certain than approval of drugs that do not employ such novel technologies or methods of action. We intend to work closely with the FDA, the EMA and other regulatory authorities to perform the requisite scientific analyses and evaluation of our methods to obtain regulatory approval for our product candidates. For example, final assays and specifications of our product candidates, in particular regarding cytotoxicity, have yet to be developed, and the FDA, EMA or other regulatory authorities may require additional analyses to evaluate this aspect of our product quality. It is possible that the validation process may take time and resources, require independent third-party analyses or not be accepted by the FDA, the EMA and other regulatory authorities. Delays or failure to obtain regulatory approval of any of the product candidates that we are developing would adversely affect our business.

Even if our product candidates obtain regulatory approval, they will be subject to continual regulatory review.

If marketing authorization is obtained for any of our product candidates, the product will remain subject to continual review and therefore authorization could be subsequently withdrawn or restricted. We will be subject to ongoing obligations and oversight by regulatory authorities, including adverse event reporting

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requirements, marketing restrictions and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products.

If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on us, imposing restrictions on the product or its manufacture and requiring us to recall or remove the product from the market. The regulators could also suspend or withdraw our marketing authorizations, requiring us to conduct additional clinical trials, change our product labeling or submit additional applications for marketing authorization. If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations.

We may not be successful in our efforts to use and expand our technology platforms to build a pipeline of product candidates.

A key element of our strategy is to use and expand our technology platforms to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of a variety of different types of diseases. Although our research and development efforts to date have resulted in a pipeline of product candidates directed at various cancers, we may not be able to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop and begin to commercialize product candidates, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect our share price.

Even if we obtain marketing approval of any of our product candidates in a major pharmaceutical market such as the United States or Europe, we may never obtain approval or commercialize our products in other major markets, which would limit our ability to realize their full market potential.

In order to market any products in a country or territory, we must establish and comply with numerous and varying regulatory requirements of such countries or territories regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking regulatory approvals in all major markets could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

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In the United States, we plan to seek fast track designation of AFM13; and we may seek fast track designation of AFM11 and/or our other product candidates or breakthrough designation of AFM13 and/or AFM11 and/or our other product candidates. There is no assurance that the FDA will grant either such designation; and, even if it does grant either such designation to AFM13 or AFM11 or one of our other product candidates, such designation may not actually lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval in the United States.

Once more clinical data become available, we plan to seek fast track of AFM13 as a monotherapy and/or as a combination therapy for patients with relapsed/refractory HL, and we may see fast track designation of AFM11 or breakthrough designation of AFM13 and/or AFM11 and/or our other product candidates. The fast track program, a provision of the FDA Modernization Act of 1997, is designed to facilitate interactions between a sponsoring company and the FDA before and during submission of a BLA for an investigational agent that, alone or in combination with one or more other drugs, is intended to treat a serious or life-threatening disease or condition, and which demonstrates the potential to address an unmet medical need for that disease or condition. Under the fast track program, the FDA may consider reviewing portions of a marketing application before the sponsor submits the complete application if the FDA determines, after a preliminary evaluation of the clinical data, that a fast track product may be effective. A fast track designation provides the opportunity for more frequent interactions with the FDA, and a fast track product could be eligible for priority review if supported by clinical data at the time of submission of the BLA.

The FDA is authorized to designate a product candidate as a breakthrough therapy if it finds that the product is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For products designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

The FDA has broad discretion whether or not to grant fast track or breakthrough designation. Accordingly, even if we believe one of our product candidates meets the criteria for fast track or breakthrough designation, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of fast-track or breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and, in any event, does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as fast track or breakthrough therapies, the FDA may later decide that the product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may be unable to obtain orphan product designation or exclusivity for some of our product candidates. If our competitors are able to obtain orphan product exclusivity for their products in the same indications for which we are developing our product candidates, we may not be able to have our products approved by the applicable regulatory authority for a significant period of time. Conversely, if we obtain orphan drug exclusivity for some of our product candidates, we may not be able to benefit from the associated marketing exclusivity.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. In the European Union, or the EU, the European Commission may designate a product candidate as an orphan medicinal product if it is a medicine for the diagnosis, prevention or treatment of life-threatening or very serious conditions that affect not more than five in 10,000 persons in the European Union, or it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development. We have received orphan drug designation for AFM13 for the treatment of HL in the

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United States and Europe, but orphan drug status may not ensure that we have market exclusivity in a particular market and there is no assurance we will be able to receive orphan drug designation for AFM11 or any additional product candidates. Further, the granting of a request for orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which, subject to certain exceptions, precludes the FDA from approving the marketing application of another drug for the same indication for that time period or precludes the EMA, and other national drug regulators in the EU, from accepting the marketing application for another medicinal product for the same indication. The applicable period is seven years in the United States and ten years in the European Union. The EU period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. In the EU, orphan exclusivity may also be extended for an additional two years (i.e., a maximum of 12 years’ orphan exclusivity) if the product is approved on the basis of a dossier that includes pediatric clinical trial data generated in accordance with an approved paediatric investigation plan. Orphan drug exclusivity may be lost in the United States if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for one or more of our products that exclusivity may not effectively protect the product from competition because exclusivity can be suspended under certain circumstances. In the United States, even after an orphan drug is approved, the FDA can subsequently approve another drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, orphan exclusivity will not prevent a marketing authorization being granted for a similar medicinal product in the same indication if the new product is safer, more effective or otherwise clinically superior to the first product or if the marketing authorization holder of the first product is unable to supply sufficient quantities of the product.

Our product candidates may have serious adverse, undesirable or unacceptable side effects which may delay or prevent marketing approval. If such side effects are identified during the development of our product candidates or following approval, if any, we may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.

Although all of our product candidates have undergone or will undergo safety testing to the extent possible and agreed with health authorities, not all adverse effects of drugs can be predicted or anticipated. Immunotherapy and its method of action of harnessing the body’s immune system, especially with respect to T-cell TandAbs, is powerful and could lead to serious side effects that we only discover in clinical trials. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if such side effects are rarer, after our product candidates have been approved by regulatory authorities and the approved product has been marketed, resulting in the exposure of additional patients. All of our product candidates are still in clinical or preclinical development. While our phase 1 clinical trials for AFM13 demonstrated a favorable safety profile, the results from future trials of AFM13 may not confirm these results. We have recently commenced our phase 1 clinical trial of AFM11, the primary objective of which is to assess safety. The harnessing of T-cells to kill tumors is risky and may have unintended consequences. So far we have not previously demonstrated that AFM11 is safe in humans, and we cannot predict if the ongoing phase 1 clinical trial will do so.

Furthermore, we are initially developing our product candidates for patients with HL, TCL and NHL for whom no other therapies have succeeded and survival times are frequently short. Therefore, we expect that certain patients may die during the clinical trials of our product candidates, and it may be difficult to ascertain whether such deaths are attributable to the underlying disease, complications from the disease, our product candidates or a combination thereof.

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The results of future clinical trials may show that our product candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA, the European Commission and other regulatory authorities, or result in marketing approval from the FDA, the European Commission and other regulatory authorities with restrictive label warnings or potential product liability claims.

If any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

▪	regulatory authorities may require us to take our approved product off the market;

▪	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

▪	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

▪	we may be subject to limitations on how we may promote the product;

▪	sales of the product may decrease significantly;

▪	we may be subject to litigation or product liability claims; and

▪	our reputation may suffer.

Any of these events could prevent us, our collaborators or our potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our products.

Adverse events in the field of immuno-oncology could damage public perception of our product candidates and negatively affect our business.

The commercial success of our products will depend in part on public acceptance of the use of cancer immunotherapies. Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of immuno-oncology that may occur in the future, could result in a decrease in demand for any products that we may develop. For example, Memorial Sloan Kettering’s recent suspension of enrollment of a trial of Juno Therapeutics’ therapy using T-cells reengineered with chimeric antigen receptors (CARs) against CD19-positive B-cells for aggressive NHL attracted significant negative attention (although the hold was subsequently lifted). Although the mode of action of our T-cell TandAbs differs from that of CARs, the public may not always differentiate between our therapies and others in the field. If public perception is influenced by claims that the use of cancer immunotherapies is unsafe, our products may not be accepted by the general public or the medical community.

Future adverse events in immuno-oncology or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our products. Any increased scrutiny could delay or increase the costs of obtaining regulatory approval for our product candidates.

We depend on enrollment of patients in our clinical trials for our product candidates. If we are unable to enroll patients in our clinical trials, our research and development efforts could be materially adversely affected.

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of

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the clinical protocol, the availability of competing clinical trials, the availability of new drugs approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. For example, our product candidate AFM13 has orphan drug designation for the treatment of HL, which means that the potential patient population is limited. Further, in our phase 2a clinical trial of AFM13 as well as in our phase 1b combination study of AFM13 with Merck’s anti PD-1 antibody KEYTRUDA® (pembrolizumab) we have been seeking to enroll patients with relapsed/refractory HL who have been treated with Adcetris (brentuximab vedotin), which is an even more limited population of patients. As we are developing AFM13 and AFM11 for patients for whom all other therapies have failed and who may not have long to live, patients may elect not to participate in our, or any, clinical trial.

The approval of new immuno-oncology drugs such as checkpoint inhibitors has changed the landscape for conducting clinical trials of other oncology drugs, including ours, both for indications for which such drugs are approved as well as for indications in which additional trials are being conducted. In addition, there are several other types of drugs in development for the indications for which we are developing AFM13, AFM11 and our other product candidates. We compete for patients with the sponsors of trials for all of these drugs. These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner.

For example, although our phase 2a clinical trial of AFM13 in patients with HL started recruitment in the second quarter of 2015, due to the availability of anti PD-1 antibodies for the treatment of relapsed/refractory HL patients, we have experienced slower recruitment into the study than anticipated. In addition, recruitment into our Phase 1 study in NHL for AFM11 has been slower than expected, and consequently the study has been delayed. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Even if approved, if any of our product candidates do not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, our revenue generated from their sales will be limited.

The commercial success of our product candidates will depend upon their acceptance among physicians, patients and the medical community. The degree of market acceptance of our product candidates will depend on a number of factors, including:

▪	limitations or warnings contained in the approved labeling for a product candidate;

▪	changes in the standard of care for the targeted indications for any of our product candidates;

▪	limitations in the approved clinical indications for our product candidates;

▪	demonstrated clinical safety and efficacy compared to other products;

▪	lack of significant adverse side effects;

▪	sales, marketing and distribution support;

▪	availability and extent of reimbursement from managed care plans and other third-party payors;

▪	timing of market introduction and perceived effectiveness of competitive products;

▪	the degree of cost-effectiveness of our product candidates;

▪	availability of alternative therapies at similar or lower cost, including generic and over-the-counter products;

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▪	the extent to which the product candidate is approved for inclusion on formularies of hospitals and managed care organizations;

▪	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular diseases;

▪	adverse publicity about our product candidates or favorable publicity about competitive products;

▪	convenience and ease of administration of our products; and

▪	potential product liability claims.

If any of our product candidates are approved, but do not achieve an adequate level of acceptance by physicians, patients and the medical community, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

We are subject to manufacturing risks that could substantially increase our costs and limit supply of our products.

The process of manufacturing our products is complex, highly regulated and subject to several risks, including:

▪	We do not have experience in manufacturing our product candidates at commercial scale. We plan to contract with external manufacturers to develop a larger scale process for manufacturing AFM13 in parallel with our clinical trials of AFM13, in order to have material from such commercial scale process available for a potential pivotal phase 2b trial for patients with HL. We may not succeed in the scaling up of our process. We may need a larger scale manufacturing process for AFM11 than what we have planned, depending on the dose and regimen that will be determined in our phase 1 study. Any changes in our manufacturing processes as a result of scaling up may result in the need to obtain additional regulatory approvals. Difficulties in achieving commercial-scale production or the need for additional regulatory approvals as a result of scaling up could delay the development and regulatory approval of our product candidates and ultimately affect our success.

▪	The process of manufacturing biologics, such as AFM13, AFM11 and our other product candidates, is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

▪	The manufacturing facilities in which our product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors.

▪	We must comply with applicable current Good Manufacturing Practice, or cGMP, regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We are subject to inspections by the FDA and comparable agencies in other jurisdictions to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to

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comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, including leading to significant delays in the availability of drug product for our clinical trials or the termination or hold on a clinical trial, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Significant noncompliance could also result in the imposition of sanctions, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation. If we are not able to maintain regulatory compliance, we may not be permitted to market our product candidates and/or may be subject to product recalls, seizures, injunctions, or criminal prosecution.

▪	Any adverse developments affecting manufacturing operations for our product candidates, if any are approved, may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our products. We may also have to take inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives.

▪	Our product candidates that have been produced and are stored for later use may degrade, become contaminated or suffer other quality defects, which may cause the affected product candidates to no longer be suitable for their intended use in clinical trials or other development activities. If the defective product candidates cannot be replaced in a timely fashion, we may incur significant delays in our development programs that could adversely affect the value of such product candidates.

We currently have no marketing, sales or distribution infrastructure. If we are unable to develop sales, marketing and distribution capabilities on our own or through collaborations, or if we fail to achieve adequate pricing and/or reimbursement we will not be successful in commercializing our product candidates.

We currently have no marketing, sales and distribution capabilities because our lead product candidates are still in clinical development. If any of our product candidates are approved, we intend either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates, or to outsource this function to a third party. Either of these options would be expensive and time consuming. These costs may be incurred in advance of any approval of our product candidates. In addition, we may not be able to hire a sales force that is sufficient in size or has adequate expertise in the medical markets that we intend to target. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of our products.

To the extent that we enter into collaboration agreements with respect to marketing, sales or distribution, our product revenue may be lower than if we directly marketed or sold any approved products. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third-party collaborators, which may not be successful and are generally not within our control. If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize any approved products. If we are not successful in commercializing any approved products, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

We may not be able to achieve the prices for our products that we may need for sustained profitability. In particular, there are different and changing reimbursement regulations in major market countries and other countries, and we might not be able to show the specific benefit or other requirements required for reimbursement or reimbursement at a specified pricing level in one or more jurisdictions.

In addition, if we successfully develop combinations of our product candidates with other potentially expensive agents, the market may not allow for premium pricing of our products and hence may impair our ability to achieve profitability.

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We face significant competition and if our competitors develop and market products that are more effective, safer or less expensive than our product candidates, our commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive and subject to rapid and significant technological change. We are currently developing therapeutics that will compete with other drugs and therapies that currently exist or are being developed. Products we may develop in the future are also likely to face competition from other drugs and therapies, some of which we may not currently be aware. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and in manufacturing pharmaceutical products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or marketing approval or discovering, developing and commercializing products in our field before we do.

There is a large number of companies developing or marketing treatments for cancer disorders, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, as well as biologic therapeutics that work, among others, either by using next-generation antibody technology platforms or new immunological approaches to address specific cancer targets. These treatments are often combined with one another in an attempt to maximize the response rate. In addition, several companies are developing therapeutics that work by targeting multiple specificities using a single recombinant molecule, as we are.

Adcetris, an antibody-drug conjugate targeting CD30, was approved by the FDA in relapsed/refractory HL in 2011. In addition, Adcetris was approved by the FDA in 2015 for the treatment of patients with HL at high risk of relapse or progression following autologous hematopoietic stem cell transplantation as consolidation treatment. In the European Union, Adcetris is approved for the same indications. Adcetris is currently being investigated in different settings and various combinations in HL. Recent data indicate high complete response rates when combined with ipilimumab or bendamustine in relapsed/refractory HL.

Recently, clinical phase 1 data with the anti PD-1 CPIs nivolumab and pembrolizumab in HL was published in the New England Journal of Medicine and at several conferences. This early data indicates the potential of anti PD-1 antibodies to cause high response rates in the salvage setting of HL. The FDA has granted breakthrough designation for nivolumab in relapsed/refractory HL. Phase 2 studies are reported to be ongoing with nivolumab and pembrolizumab (registrational intent). If AFM13 were to be approved for HL, we would be in competition with these therapies, as well as any other therapies or combination regimens that comprise the standard of care that AFM13 could potentially displace. Several other agents have reached proof of concept clinical trials in HL, including Afinitor® (Novartis AG), ferritarg (MABLife), lirilumab (Innate Pharma), panobinostat (Novartis) and lenalidomide (Celgene).

With respect to competitors for AFM11, rituximab has been approved to treat certain types of NHL in both the United States and Europe and is generally combined with a chemotherapy regimen (typically CHOP or bendamustine). Imbruvica, a small molecule drug targeting malignant B-cells, was approved by the FDA in 2013 to treat the mantle cell variant of NHL (MCL). Amgen develops cancer product candidates that work by targeting receptors both on immune cells and cancer cells, like our TandAbs. Amgen’s blinatumomab, a product based on the BiTE® (bispecific T-cell engager) technology, is an antibody construct similar to AFM11 and was approved by the FDA and EMA to treat patients with relapsed and refractory Philadelphia chromosome-negative precursor B-cell acute lymphoblastic leukemia (B-cell ALL). MacroGenics’ MGD011, a CD19xCD3 DART entered phase I in B-NHL and ALL and is being developed in partnership with Janssen Biotech. Morphosys is developing an Fc-enhanced anti-CD19 monoclonal antibody (phase II).

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Regeneron is developing a bispecific CD20xCD3 antibody for the treatment of NHL, which is currently in phase I. In October 2015, the FDA granted breakthrough designation to Pfizer`s CD22-targeting antibody-drug conjugate inotuzumab ozogamizin for the treatment of relapsed and refractory B-ALL. A second CD19-targeting antibody-drug conjugate is being developed by Seattle Genetics and has entered phase II in NHL. Juno Therapeutics, Novartis, Bellicum, Cellectis and Kite Pharma are each developing therapies using T-cells reengineered with chimeric antigen receptors (CARs) against CD19-positive B-cells. This therapeutic approach, which utilizes a patient’s own T-cells after ex-vivo genetic modification, is currently being investigated in early stage clinical trials. Although limited data are available, CAR treatments seem to result in high response rates, specifically in ALL.

We expect that our TandAb and trispecific antibody platforms will serve as the basis for future product candidates and collaborations with pharmaceutical companies. Other companies also have developed platform technologies that compete with us. For example, Macrogenics is developing its DART platform, which enables the targeting of multiple receptors or cells by using a single molecule with an antibody-like structure. Ablynx is also developing such a platform aimed at multi-specific targeting, which to date has not reached clinical testing.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, have a broader label, are marketed more effectively, are reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain FDA, European Commission or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if our product candidates achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness.

In addition, our ability to compete in the future may be affected in many cases by insurers or other third-party payors seeking to encourage the use of biosimilar products. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law also created a new regulatory scheme authorizing the FDA to approve biosimilars. Under the Health Care Reform Law, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product,” without the need to submit a full package of preclinical and clinical data. Under this new statutory scheme, an application for a biosimilar product may not be submitted to the FDA until four years following approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. Furthermore, recent legislation has proposed that the 12-year exclusivity period for each a reference product may be reduced to seven years.

Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set. The successful

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commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage and reimbursement levels and pricing policies.

In the United States, the European Union, its member states and some other foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system. These changes could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to sell profitably any products for which we obtain marketing approval. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sale prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost-reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. If we successfully develop combinations of our product candidates with other potentially expensive agents, we may not achieve premium pricing for our products, which may impair our ability to achieve profitability.While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

In addition, the Health Care Reform Law, among other things, increased rebates a manufacturer must pay to the Medicaid program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established a new Medicare Part D coverage gap discount program, in which manufacturers must provide 50% point-of-sale discounts on products covered under Part D and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance were enacted, which may affect our business practices with health care practitioners. The goal of the Health Care Reform Law is to reduce the cost of health care and substantially change the way health care is financed by both governmental and private insurers. While we cannot predict what impact on federal reimbursement policies this legislation will have in general or on our business specifically, the Health Care Reform Law may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of, and the price we may charge for, any products we develop that receive regulatory approval. We also cannot predict the impact of the Health Care Reform Law on our business or financial condition as many of the Health Care Reform Law reforms require the promulgation of detailed regulations implementing the statutory provisions, which has not yet occurred.

Moreover, other legislative changes have also been proposed and adopted in the United States since the Health Care Reform Law was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and

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other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

If any product liability lawsuits are successfully brought against us or any of our collaborators, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability lawsuits related to the testing of our product candidates in seriously ill patients, and will face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Despite mandatory product liability insurances in the countries in which we are conducting our clinical trials, we cannot exclude that any claims will be brought against us or our collaborators although product liability claims by participants enrolled in our clinical trials will be usually covered by our insurances. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities. Regardless of their merit or eventual outcome, liability claims may result in:

▪	decreased demand for our future approved products;

▪	injury to our reputation;

▪	withdrawal of clinical trial participants;

▪	termination of clinical trial sites or entire trial programs;

▪	increased regulatory scrutiny;

▪	significant litigation costs;

▪	substantial monetary awards to or costly settlement with patients or other claimants;

▪	product recalls or a change in the indications for which they may be used;

▪	loss of revenue;

▪	diversion of management and scientific resources from our business operations; and

▪	the inability to commercialize our product candidates.

If any of our product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of us and the safety and quality of our products. We could be adversely affected if we are subject to negative publicity. We could also be adversely affected if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from patients’ use or misuse of our products or any similar products distributed by other companies could have a material adverse impact on our financial condition or results of operations.

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We currently hold €10 million in business liability insurance coverage per year in the aggregate, with a per incident limit of €5 million except for environmental liability risks, for which the per incident limit is €3 million. We also hold €5 million in clinical trial insurance for the AFM11 phase 1 clinical trial with a per incident limit of €0.5 million. Our current insurance coverage and any additional coverage for further clinical trials may not be adequate to cover all liabilities that we may incur. We may need to increase and expand our insurance coverage when we begin the commercialization of our product candidates. Insurance coverage is becoming increasingly expensive. As a result, we may be unable to maintain or obtain sufficient insurance at a reasonable cost to protect us against losses that could have a material adverse effect on our business. A successful product liability claim or series of claims brought against us, particularly if judgments exceed any insurance coverage we may have, could decrease our cash resources and adversely affect our business, financial condition and results of operation.

Our business may become subject to economic, political, regulatory and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally. A number of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

▪	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

▪	differing regulatory requirements for drug approvals in non-U.S. countries;

▪	potentially reduced protection for intellectual property rights;

▪	difficulties in compliance with non-U.S. laws and regulations;

▪	changes in non-U.S. regulations and customs, tariffs and trade barriers;

▪	changes in non-U.S. currency exchange rates and currency controls;

▪	changes in a specific country’s or region’s political or economic environment;

▪	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

▪	negative consequences from changes in tax laws;

▪	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

▪	workforce uncertainty in countries where labor unrest is more common than in the United States;

▪	difficulties associated with staffing and managing international operations, including differing labor relations;

▪	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

▪	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Exchange rate fluctuations or abandonment of the euro currency may materially affect our results of operations and financial condition.

Potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and

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these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. We have converted into euros only the portion of the IPO proceeds and the proceeds from our follow-on offering in May and the private placement in October 2015 that will be spent in euros according to our budget. If the euro/US$ ratio changes, we may be subject to foreign exchange-rate risk. Currently, we do not have any other exchange rate hedging measures in place. In addition, the possible abandonment of the euro by one or more members of the European Union could materially affect our business in the future. Despite measures taken by the European Union to provide funding to certain EU member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the re-introduction of individual currencies in one or more EU member states, or in more extreme circumstances, the dissolution of the European Union. The effects on our business of a potential dissolution of the European Union, the exit of one or more EU member states from the European Union or the abandonment of the euro as a currency, are impossible to predict with certainty, and any such events could have a material adverse effect on our business, financial condition and results of operations.

Independent clinical investigators and CROs that we engage to conduct our clinical trials may not devote sufficient time or attention to our clinical trials or be able to repeat their past success.

We expect to continue to depend on independent clinical investigators and CROs to conduct our clinical trials. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs. These investigators and CROs will not be our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. In addition, certain clinical trials in which we are involved and which are testing our product candidates are sponsored by academic sites, known as Investigator Sponsored Trials, or ISTs. By definition, the financing, design, and conduct of the study is under the sole responsibility of the respective sponsor. Therefore, we have limited control over these studies and we do not have control over the timing and reporting of the data from these trials. In addition, we may have limited information about ISTs while they are being conducted, including the status of trial initiation and patient recruitment, changes to trial design and clinical trial results. Our AFM13 phase 2a in HL is an IST, and the phase 1b/2a trial of AFM13 in CD30+ lymphoma was intended to be an IST conducted by Columbia University and translational aspects of this study are now planned to be integrated into a new Company-sponsored trial of AFM13 in patients with CD30+ lymphoma . If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the completion of trials of our product candidates as well as the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA and other regulatory authorities require that we comply with standards, commonly referred to as current Good Clinical Practice, or cGCP, and other local legal requirements, e.g. data privacy, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with cGCP procedures or other applicable legal requirements could adversely affect the clinical development of our product candidates and harm our business.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants and license and development agreements in connection with any collaborations. We do not have any committed external source of funds. In the event we need to seek additional funds we may raise additional capital through the sale of equity or convertible debt securities. In such an event, our shareholders’ ownership interests will be diluted, and the

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terms of these new securities may include liquidation or other preferences that adversely affect our shareholders’ rights as holders of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Currently, we are negotiating an agreement for a new credit facility, the proceeds of loans under which will be used to repay loans outstanding under our existing credit facility with Perceptive. Under the agreement for the new credit facility, we will be required to issue warrants to the new lenders that will initially be exercisable for shares of our common stock in an amount equal to 9.5% of any amount drawn under the new credit facility, subject to a maximum of 0.5% of our outstanding share capital.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property or future revenue streams. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our anti-takeover provision may prevent a beneficial change of control.

We have adopted an anti-takeover measure pursuant to which our management board may, subject to supervisory board approval but without additional shareholder approval, issue (or grant the right to acquire) cumulative preferred shares. Our management board has been authorised to, subject to supervisory board approval, issue (or grant the right to acquire) cumulative preferred shares by the general meeting of shareholders on September 12, 2014, with effect from September 17, 2014. We may issue an amount of cumulative preferred shares up to 100% of our issued capital immediately prior to the issuance of such cumulative preferred shares. In such event, the cumulative preferred shares (or right to acquire cumulative preferred shares) will be issued to a separate, newly established foundation which will be structured to operate independently of us and will act to serve the best interests of us, our associated business and all parties connected to us, by opposing any influences that conflict with these interests and threaten to undermine our continuity, independence and identity. While to-date we have not established such a foundation, we may choose to do so in the future, which action would facilitate a timely response to a take-over approach. This anti-takeover measure has the effect of making a takeover of us more difficult or less attractive and as a result, our shareholders may be unable to benefit from a change of control and realize any potential change of control premium. This may materially and adversely affect the market price of our common shares.

The cumulative preferred shares will be issued to the foundation for their nominal value, of which only 25% will be due upon issuance. The voting rights of our shares are based on nominal value and as we expect our shares to trade substantially in excess of nominal value, cumulative preferred shares issued at nominal value can obtain significant voting power for a substantially reduced price and thus be used as a defensive measure. These cumulative preferred shares will have both a liquidation and dividend preference over our common shares and will accrue cash dividends at a fixed rate. The management board may issue these cumulative preferred shares to protect us from influences that do not serve our best interests and threaten to undermine our continuity, independence and identity. These influences may include a third party acquiring a significant percentage of our common shares, our receipt of an offer for our common shares, other concentration of control over our common shares or any other form of pressure on us to alter our strategic policies or anticipation that any such events may come to exist.

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